[GENERAL MILLS LETTERHEAD]
Roderick A. Palmore
Executive Vice President, General Counsel &
Chief Corporate and Risk Management Officer
Telephone: (763) 764-2920
Facsimile: (763) 764-3302
April 15, 2010
VIA EDGAR AND FEDERAL EXPRESS
Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549-7410
Re:	General Mills, Inc. Form 10-K for Fiscal Year Ended May 31, 2009 Filed July 13, 2009 File No. 001-01185
Dear Ms. Blye:
We are writing in response to the comments we received from you by letter dated March 18, 2010, regarding the above-referenced filings of General Mills, Inc. (the “Company,” “we” or “General Mills”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.
Form 10-K for the Fiscal Year Ended May 31, 2009
1.	We note from your website that you sell your products in Syria. We also note a news article reporting that you have exported products to Cuba, and news articles indicating that your employees have directly or indirectly promoted Iranian trade. Finally, we note that your joint venture partner Nestle S.A. has operations and offices in Iran, Syria and Cuba. Iran, Syria and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any products or services you have provided to those countries and any agreements, commercial arrangements, or other contact you have had with the governments of those countries or entities controlled by those governments.

Cecilia Blye
April 15, 2010

Response
General Mills, Inc. and Subsidiaries

Cuba:	The Company does not currently conduct any business in Cuba. In 2009, the Company received an AGR License Exception from the Department of Commerce and entered into an agreement for the sale of Haagen-Dazs ice cream in Cuba through a U.S. — based distributor that is licensed by the Office of Foreign Assets Control (OFAC) to engage in certain transactions in Cuba. The Company has not engaged in any transactions or sold any product in Cuba under these arrangements and is continuing to evaluate the market.

Iran:	A subsidiary of the Company currently sells semi-finished product (“pellets”) for the production of Bugles snacks in Iran pursuant to an OFAC license. The product is sold through a qualified distributor in Iran. The Company also has a separate OFAC license covering the sale of Betty Crocker and Green Giant products, but the Company is not currently selling such products in Iran. The Company does not have any manufacturing facilities or employees in Iran.

The two articles referred to in your letter and provided to us by the Staff that make reference to General Mills conducting business in Iran do not involve General Mills, Inc. or any of its subsidiaries.

Syria:	A subsidiary of the Company currently sells Bugles pellets and Betty Crocker mixes in Syria. The products are sold through qualified distributors in Syria. The Company does not have any manufacturing facilities or employees in Syria.
Cereal Partners Worldwide joint venture with Nestle S.A. (CPW)

Cuba:	CPW made a single shipment of ready-to-eat cereal to Cuba in calendar 2009 through a Cuba-based distributor. The Company’s participation in the joint venture’s activities in Cuba is conducted pursuant to an AGR License Exception granted by the Department of Commerce in 2008. The Company intends to renew its license exemption for 2010. CPW has no assets or employees in Cuba.

Iran:	CPW has been selling ready-to-eat cereal in Iran since 2007. CPW sells cereal to an affiliate of Nestle S.A., and the Nestle affiliate then sells the product to a qualified local distributor in Iran. The Company has obtained an OFAC license for its participation in the joint venture’s activities in Iran. CPW has no assets or employees in Iran.

Syria:	CPW has no assets or employees in Syria and does not sell or distribute products in Syria.

Cecilia Blye
April 15, 2010

2.	Please discuss the materiality of any contacts with Iran, Syria or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.
Response
General Mills is a global consumer foods company with over $14 billion in annual revenues and very limited business relationships in Cuba, Iran and Syria. As illustrated by the following table, the Company and CPW have had very limited sales in Cuba, Iran and Syria during the past three years. In total, annual sales by these businesses are less than 1/10th of one percent of the Company’s annual net sales. The Company does not have any assets located in Cuba, Iran or Syria.
Sales by General Mills, Inc. and Subsidiaries (in thousands)

	Fiscal 2007	Fiscal 2008	Fiscal 2009

Cuba:
Total Sales Cuba	$0	$0	$0

Iran:
Bugles Pellets	$0	$0	$41
Total Sales Iran	$0	$0	$41

Syria:
Bugles Pellets	$519	$262	$94
Betty Crocker Mix	104	184	116

Total Sales Syria	$623	$446	$210

Cecilia Blye
April 15, 2010

Sales by CPW (in thousands)

	Calendar 2007	Calendar 2008	Calendar 2009

Total Sales Cuba:	$0	$0	$13
Total Sales Iran:	$246	$585	$924
Total Sales Syria:	$0	$0	$0
The nature of this business presents very little, if any, potential impact on the Company’s reputation or share value. We sell basic food products, in small quantities, for use by individual consumers. The products are sold through local, qualified distributors, and we do not deal directly with the governments of these countries. We work to ensure that all of our international business is conducted in accordance with local laws and U.S. trade and export regulations. We believe that our conduct and business in these countries would not be viewed negatively by investors or the public and could not reasonably be expected to impact an investment decision.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that our letter has addressed each of the Staff’s comments. If you have any questions regarding our responses, please contact Trevor Gunderson at (763) 764-5324.

Very truly yours,
/s/ Roderick A. Palmore
Roderick A. Palmore
Executive Vice President, General Counsel & Chief Corporate and Risk Management Officer

cc:	Mr. Roger Schwall, Assistant Director, Division of Corporation Finance Ms. Judith Richards Hope, Chair of the Audit Committee of the Board of Directors, General Mills, Inc. KPMG LLP